UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69809

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ANOS Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

405 Lexington Ave, 8th Floor
(No. and Street)

New York	NY	10174
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Papatsos	646-432-4120	jpapatsos@anoscap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, PA
(Name – if individual, state last, first, and middle name)

100 E. Sybella Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Papatsos _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ANOS Capital LLC _____, as of 12/31 _____, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN R. WURTHMANN
Notary Public, State of New York
Registration #01WU6346620
Qualified In Nassau County
Commission Expires Aug. 15, 2028

Signature:

Title:
Chief Financial Officer

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable; and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

ANOS CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Anos Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Anos Capital, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Anos Capital, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Anos Capital, LLC's management. Our responsibility is to express an opinion on Anos Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Anos Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company PA

We have served as Anos Capital, LLC's auditor since 2024.

Maitland, Florida

March 10, 2026

ANOS CAPITAL, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash	$	688,423
Cash segregated under federal and other regulations		386,431
Receivable from clearing broker		955,392
Receivables - other		24,837
Deposit at clearing broker		250,000
Prepaid expenses and other assets		187,676
	$	2,492,759

LIABILITIES AND MEMBER'S EQUITY

Payable to customers:		
Requiring reserve	$	143,161
Reserve not required		445,314
Accounts payable, accrued expenses, and other liabilities		736,561
		1,325,036
Commitments and contingencies		
Member's equity		1,167,723
	$	2,492,759

The accompanying notes are an integral part of this financial statement.

1 - Organization and description of business

ANOS Capital, LLC (the "Company") is a Delaware Limited Liability Company and is a wholly-owned subsidiary of ANOS Holdings, LLC (the "Parent"). On February 16, 2024 the Parent received FINRA approval for the acquisition of Abel Noser LLC and on March 25, 2024 completed the purchase. The Parent changed the name of Abel Noser LLC to ANOS Capital, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of two classes of services, agency transactions and a capital markets services.

The Company is primarily a discount brokerage for institutional clients, including investment managers and plan sponsors. The Company is registered with the Securities and Exchange Commission (SEC), a member of the New York Stock Exchange and other regional exchanges, as well as The Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation (SIPC). These revenues are recorded as Net commissions on the Statement of Operations.

The Company has begun executing equity options on an agency basis for its clients.

2 - Significant accounting policies

Basis of financial statement presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents
For purposes of reporting the Statement of Cash Flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance limits are subject to the usual risks associated with funds in excess of those limits. At December 31, 2025 the Company had balances that exceeded the insurance limits by $438,423. The Company has not experienced any losses on such accounts.

Receivable from clearing broker
Receivable from clearing broker is primarily the commissions due from the Company's trading activities through the clearing broker less clearing and other trading related costs.

Receivables- soft dollar
The receivables - soft dollar are comprised of advances the Company made for customers' research. Because of the very short period of credit exposure and also considering the credit quality of the debtors, the Company determined any expected credit loss on the receivables-other to be de minimis. Reference is made to note 4.

Deposit at clearing broker
The Company is required to maintain a cash deposit at the clearing broker to meet margin requirements, failed to deliver or receive securities, receivables and payable for fees and commissions and net receivables or payables arising from unsettled security transactions. Because of the very short period of credit exposure and also considering the credit quality of the clearing broker, the Company determined any expected credit loss on the receivable from clearing broker to be de minimis.

2 - Significant accounting policies (continued)

Property and improvements

Property and improvements are recorded at cost less accumulated depreciation. Telecommunications equipment is depreciated over seven years, computer equipment is depreciated over five years and software is depreciated over three years; these categories of assets are depreciated using the straight-line method. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic life of the improvement or the remaining life of the lease. Maintenance and repairs are charged to expense as incurred; major improvements are capitalized.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the Company determines an impairment has occurred, the asset will be written down to its estimated fair value, which is based on the expected discounted future cash flows. The Company has determined that no impairments exist at December 31, 2025.

Income taxes

The Company is included in the consolidated income tax return of its parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit a single member limited liability company and is a disregarded entity for income tax purposes. The Company's income and deductions are included in the Parent's income tax returns. However, the Company is subject to certain state taxes. The Parent Company has elected, for tax purposes, to be treated as a partnership. Accordingly, it is not subject to federal and state income taxes. However, the Parent is subject to New York City Unincorporated Business tax on its income, including the income passed through from the Company. The Company calculates its city income tax expense as if it filed a separate return.

Income taxes are accounted for by the asset/liability approach in accordance with accounting standards. Deferred taxes represent the expected future tax consequences when the reported amounts of assets and liabilities are recovered or paid. They arise from the differences between the financial reporting and tax bases of assets and liabilities and are adjusted for changes in tax laws and tax rates when those changes are enacted. The provision for income taxes represents the total income taxes payable for the current year, plus the change in deferred taxes during the year. Valuation allowances are established, when necessary, to reduce the deferred tax assets to the amount expected to be realized.

Current and deferred tax provisions in financial statements include consideration of uncertain tax positions in accordance with accounting standards. The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. When applicable, the Company classifies interest on underpayments of income tax as "Interest expense" and classifies penalties in connection with underpayments of tax as "Other operating expenses." For the year ended December 31, 2025, the Company did not have any unrecognized tax benefits as a result of tax positions taken.

Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2025, and through March 10, 2026, the date when this report is available to be issued, and determined that there are no events requiring disclosure and/or adjustments.

2 - Significant accounting policies (continued)
Clearing arrangements

The Company has arrangements with a clearing broker to provide clearing services on behalf of its customers on a fully disclosed basis. All customer records are maintained by the clearing Broker. Pursuant to the clearing agreement, the Company is required to maintain a $250,000 deposit with the clearing broker.

Expected credit loss

ASC 326-20, Financial Instruments – Credit Losses, requires the Company to estimate the credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company would recognize the credit loss as an allowance for credit losses. The Company does not believe that an allowance is necessary for any of its financial assets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates, and those differences may be material.

3- Cash segregated under federal and other regulations

Securities and Exchange Commission Rule 15c3-3 requires the Company to maintain on deposit, in a segregated account, the excess of certain customer related credits over the customer related debits. At December 31, 2025, the Company was required to reserve $143,161 for commission recapture customers.

4 - Receivables – soft dollar

The $24,837 balance represents advances to customers participating in our soft dollar program.

5 - Commission recapture payable

This balance represents customer-related credits arising from commission recapture programs. This balance is included in Company's required reserve calculation.

6 – Soft dollar balances

This balance represents customer-related credits arising from soft-dollar programs that the customer may use for allowable research products. This balance is not required to be included in the Company's required reserve calculation.

7 - Accounts payable and accrued expenses

This is comprised of the following:

Accounts payable	$ 318,412
Accrued expenses	189,012
Accrued employee compensation	229,137
Total	$ 736,561

8 - Net capital requirements

Securities and Exchange Commission Rule 15c3-1 requires the Company to maintain a minimum net capital as adjusted for certain non-allowable assets and discounts. The rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital, as adjusted, of $955,210, which was $705,210 in excess of the required $250,000. The Company's net capital ratio was 1.39 to 1.

9 - Commitments and contingencies

The Company is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

The Company is exposed to various asserted and unasserted claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations. In accordance with the relevant accounting guidance, the Company provides disclosures of matters for which the likelihood of material loss is at least reasonably possible. At December 31, 2025 there were no commitments or contingencies that require disclosure.

10 - Retirement savings plan

All employees of the Company are eligible to participate in the ANOS Capital LLC Voluntary Retirement Savings Plan, which is a 401(k) pretax salary reduction plan with no matching contributions by the Company.

11 - Credit risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are settled on either a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures. The Company maintains credit policies which are more stringent than regulatory guidelines.

Certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to risk in the event a customer is unable to fulfill its contractual obligations, since pursuant to the clearing agreements, the Company has agreed to indemnify its clearing broker, without limit, for losses sustained by the clearing broker from the clients introduced by the Company. However, with

11 - Credit risk (continued)

respect to the margin balances, the transactions are collateralized by the underlying securities, thereby reducing the risk of changes in the market value of the securities through the settlement date. As a result of the settlement of these transactions, there were no amounts to be indemnified at December 31, 2025.